cm

06050591

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

amended

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

| SEC FILE NUMBER |
|---|
| 8- 30099 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2005 (MM/DD/YY) AND ENDING 06/30/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE SECURITIES CENTER, INC

| OFFICIAL USE ONLY |
|---|
| 013971 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 E STREET
(No. and Street)

CHULA VISTA (City) CA (State) 91910-2942 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E BIDDLE (619) 426-3550
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BLISS CPA
(Name – *if individual, state last, first, middle name*)

378 E STREET, STE B (Address) CHULA VISTA (City), CA (State) 91910 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 4 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10/3

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, JAMES E BIDDLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE SECURITIES CENTER, INC., as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

James E Biddle
Signature

PRESIDENT & CEO
Title

Suzie E Lee
Notary Public

SUZIE E. LEE
Commission # 1462333
Notary Public - California
San Diego County
My Comm. Expires Jan 13, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE SECURITIES CENTER, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2006

| | |
|---|---|
| **NET CAPITAL** | |
| Total Stockholders' equity | $ 137,717 |
| Additions | |
| Deductions and/or charges | |
| Net capital before haircuts on securities positions | 137,717 |
| Haircuts on securities | (14,964) |
| Net capital | $ 122,753 |
| **AGGREGATE INDEBTEDNESS** | |
| From statement of Financial Condition | |
| Payables and accrued expenses | $ 73,100 |
| Total aggregate indebtedness | $ 73,100 |
| **COMPUTATION OF NET CAPITAL REQUIREMENT** | |
| Minimum net capital required (6-2/3%) | $ 5,000 |
| Minimum net dollar capital required | 5,000 |
| Net capital required | 5,000 |
| Excess net capital at 1500% | |
| Excess net capital at 1000% | |
| Ratio: Aggregate indebtedness to net capital | .597 |

## RECONCILIATION WITH COMPANY'S COMPUTATION
(Of net capital in Part IIA of Form X-17A-5 as of June 30. 2006)

| | |
|---|---|
| Net Capital per company JUNE 30, 2006 FOCUS PART IIA | $ 137,717 |
| Haircuts on securities ( not taken on original report) | (14,964) |
| Net Capital per Audit | $122,753 |

THE SECURITIES CENTER, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITITES AND EXCHANGE COMMISSION
As of June 30, 2006

The company is exempted from computation under the SEC Rule 15C3-3(k) (2) (ii) exemptive provision.

INFORMATION RELATING TO PROSESSION OR CONTROL REQUIREMENT
UNDER RULE 15c3-3
Not applicable, exempt under the SEC Rule 15c3-3(k) (2) (ii)